Exhibit 8.2

Vorys, Sater, Seymour and Pease LLP Legal Counsel	52 East Gay St. PO Box 1008 Columbus, Ohio 43216-1008 614.464.6400 | www.vorys.com Founded 1909

July 17, 2013

FC Banc Corp.

105 Washington Square

Bucyrus, Ohio 44820

Ladies and Gentlemen:

You have requested our opinion as to the material United States federal income tax consequences of the merger (the “Merger”) of FC Banc Corp., an Ohio corporation (“Company”), with and into CNB Financial Corporation, a Pennsylvania corporation (“Buyer”), pursuant to the Agreement and Plan of Merger, dated as of March 26, 2013, by and between Buyer and Company (the “Agreement”). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied, with your permission, upon the accuracy of, without independent verification or investigation: (i) the Agreement, (ii) the statements and representations contained in: (a) the representation letter of Buyer, executed by a duly authorized officer of Buyer and dated as of the date hereof, and (b) the representation letter of Company, executed by a duly authorized officer of Company and dated as of the date hereof (collectively, the “Certificates”), (iii) the Registration Statement of Buyer on Form S-4, and the proxy statement of Company and the prospectus of Buyer included therein, filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2013, as amended through the date hereof (collectively, the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that: (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties hereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and correct as if made without such qualification and that neither Buyer

Vorys, Sater, Seymour and Pease LLP

July 17, 2013

nor Company will notify us at or before the Effective Time that any statement or representation made in a Certificate is no longer complete and accurate. Finally, we assume that any holder of shares of: (i) Company Common Stock (as defined below) that has asserted, as of the Effective Time, dissenters’ rights will receive, pursuant to statutory procedures, an amount per share of Company Common Stock that will not materially exceed the Cash Consideration (as defined below), and (ii) Company Convertible Preferred Stock (as defined below) will exercise such holder’s right to convert the holder’s shares of Company Convertible Preferred Stock to the appropriate number of shares of Company Common Stock prior to the Effective Time. All assumptions described above have been made with your permission.

Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth in this opinion. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “IRS”) as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the IRS or the courts, and no ruling has been, or will be, requested from the IRS as to any federal income tax consequence described below.

DESCRIPTION OF THE MERGER

The Merger shall become effective, subject to the satisfaction or waiver of the conditions set forth in the Agreement, on the date specified in the certificate of merger filed with the Department of State of the Commonwealth of Pennsylvania in accordance with the Pennsylvania Business Corporation Law, and in the certificate of merger filed with the Secretary of State of the State of Ohio in accordance with the Ohio Revised Code (the “Effective Time”). As a result of the Merger, Buyer will be the surviving corporation, and the separate corporate existence of Company will cease.

As of March 26, 2013, the authorized capital stock of Company consisted solely of: (i) 100,000 shares of preferred stock, par value $100.00 per share, of which 500 shares of Series A Non-Voting Non-Cumulative Convertible Preferred Stock (“Company Convertible Preferred Stock”) were issued and outstanding, (ii) 4,000,000 shares of common stock, no par value (“Company Common Stock”), of which (a) 1,326,312 shares were issued and outstanding, and (b) 73,080 shares were reserved for issuance upon exercise of outstanding stock options or otherwise. As of March 26, 2013, 16,423 shares of Company Common Stock were held, directly or indirectly, by Company as treasury stock.

Vorys, Sater, Seymour and Pease LLP

July 17, 2013

At the Effective Time, each share of Company Common Stock issued and outstanding as of the Effective Time (excluding Dissenters’ Shares) shall be converted into the right to receive, without interest, at the election of the holder thereof either: (i) $30.00 in cash (the “Cash Consideration”), or (ii) 1.754 shares (the “Exchange Ratio”) of Buyer Common Stock (the “Stock Consideration”) (collectively with the Cash Consideration, the “Merger Consideration”). Each holder of record of shares of Company Common Stock shall have the right to submit an election in which the holder may specify the number of shares of Company Common Stock with respect to which such holder desires to receive the Stock Consideration (“Stock Election Shares”) and the number of shares of Company Common Stock with respect to which such holder desires to receive the Cash Consideration (“Cash Election Shares”). For shares of Company Common Stock to which such holder has not made such an election (“Non-Election Shares”), the holder has the right to receive the Stock Consideration.

The Agreement provides that at least 80% of the aggregate Merger Consideration plus the aggregate consideration to be paid by Buyer with respect to the Dissenters’ Shares (the “Total Consideration”) to be paid to holders of Company Common Stock will be paid with Buyer Common Stock. In the event that the elections described in the preceding paragraph result in less than 80% of the Total Consideration to be paid with Buyer Common Stock, pro rata adjustments will be made in accordance with Section 2.02 of the Agreement to result in payment of at least 80% of the aggregate Total Consideration in Buyer Common Stock and the balance of the aggregate Total Consideration in cash.

Any Company Option that is unexercised and outstanding as of the Effective Time shall be canceled and converted into the right to receive cash in an amount (subject to required tax withholdings) equal to: (i) the excess, if any, of (A) the Cash Consideration per share over (B) the exercise price per share of each such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to the Company Option.

Company has the right to terminate the Agreement if the average closing price of Buyer Common Stock for a specified pre-closing period is less than $14.54 and Buyer Common Stock underperforms compared to a specified peer-group index by more than 15%. Buyer, however, will have the option to increase the amount of Buyer Common Stock to be provided to holders of Company Common Stock in the Merger (in which case no termination will occur).

Buyer has the right to terminate the Agreement if the average closing price of Buyer Common Stock for a specified pre-closing period is greater than $19.67 and Buyer Common Stock outperforms the specified peer-group index by more than 15%. Company, however, will have the option to decrease the amount of Buyer Common Stock to be provided to holders of Company Common Stock in the Merger (in which case no termination will occur).

Vorys, Sater, Seymour and Pease LLP

July 17, 2013

In addition to the foregoing adjustments to the Merger Consideration, in the event we and/or tax counsel to Buyer determine that we and/or they cannot issue the tax opinion required as a condition to the closing of the Merger due to the potential failure of the Merger to satisfy the “continuity of interest” requirements under applicable federal income tax principles, the Agreement provides that the Cash Consideration will be reduced, and the Stock Consideration will be increased, to the minimum extent necessary to enable the relevant tax opinions to be issued.

The Exchange Ratio shall be adjusted proportionally to reflect any occurrence, subsequent to the date of the Agreement but prior to the Effective Time, pursuant to which the outstanding shares of Buyer Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur.

At the Effective Time, any Company Common Stock held by Company or any subsidiary of Company, or by Buyer or any subsidiary of Buyer, in each case other than in a fiduciary capacity, shall be canceled and retired, and no consideration shall be issued in exchange therefor.

No certificates or scrip, or other evidence of ownership, representing fractional shares of Buyer Common Stock will be issued in the Merger. In lieu thereof, each holder of shares of Company Common Stock who otherwise would be entitled to receive a fractional share of Buyer Common Stock shall receive an amount of cash equal to the product of: (i) the fractional share of Buyer Common Stock to which such holder otherwise would be entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder), multiplied by (ii) the Closing Buyer Share Value.

All shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which represent Dissenters’ Shares shall not be converted into, or represent the right to receive, the Merger Consideration. The holders of Dissenters’ Shares instead shall be entitled to receive payment of the appraised value of the Dissenters’ Shares in accordance with the provisions of Section 1701.85 of the Ohio Revised Code.

Each of Buyer’s and Company’s obligations to effect the Merger is conditioned upon the satisfaction (or in some cases waiver) at or prior to the Effective Time of certain conditions, including, without limitation: (i) Buyer’s receipt of a tax opinion of Hogan Lovells US LLP, in form and substance reasonably satisfactory to Buyer, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Company’s receipt of our tax opinion, in form and substance reasonably satisfactory to Company, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Vorys, Sater, Seymour and Pease LLP

July 17, 2013

OPINION

Based upon the foregoing, we are of the opinion that, under current law:

1. The Merger will be a reorganization within the meaning of Section 368(a) of the Code. Buyer and Company each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by Buyer or Company as a result of the Merger.

3. The tax basis of the assets of Company in the hands of Buyer will be the same as the tax basis of such assets in the hands of Company immediately prior to the Merger.

4. The holding period of the assets of Company to be received by Buyer will include the period during which such assets were held by Company.

5. A holder of shares of Company Common Stock receiving solely shares of Buyer Common Stock in exchange for such holder’s shares of Company Common Stock (not including any cash received in lieu of fractional shares of Buyer Common Stock) will recognize no gain or loss upon the receipt of such shares of Buyer Common Stock.

6. A holder of shares of Company Common Stock receiving solely cash in exchange therefor (as a result of making a Cash Election with respect to all of the holder’s shares of Company Common Stock) will recognize gain or loss as if such holder had received such cash as a distribution in redemption of such holder’s shares of Company Common Stock, subject to the provisions and limitations of Section 302 of the Code.

7. A holder of shares of Company Common Stock receiving both cash and shares of Buyer Common Stock in exchange therefor (not including any cash received in lieu of fractional shares of Buyer Common Stock) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional shares of Buyer Common Stock). For purposes of determining the character of this gain, such holder will be treated as having received only shares of Buyer Common Stock in exchange for such holder’s shares of Company Common Stock and as having redeemed immediately a portion of such shares of Buyer Common Stock for the cash received (excluding cash received in lieu of fractional shares of Buyer Common Stock). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of such holder’s ratable share of the undistributed earnings and profits of Company), the gain will be capital gain if the shares of Company Common Stock are held as a capital asset at the time of the Merger.

Vorys, Sater, Seymour and Pease LLP

July 17, 2013

8. A holder of shares of Company Common Stock receiving cash in lieu of fractional shares of Buyer Common Stock will recognize gain or loss as if such fractional share of Buyer Common Stock were distributed as part of the Merger and then redeemed by Buyer, subject to the provisions and limitations of Section 302 of the Code.

9. The aggregate tax basis of shares of Buyer Common Stock received by a holder of shares of Company Common Stock in the Merger (including fractional shares of Buyer Common Stock, if any, deemed to be issued and redeemed by Buyer) generally will be equal to the aggregate tax basis of the shares of Company Common Stock surrendered in exchange therefor in the Merger, reduced by the amount of cash received by the holder in the Merger (excluding cash received in lieu of fractional shares of Buyer Common Stock), and increased by the amount of gain recognized by the holder in the Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional shares of Buyer Common Stock).

10. The holding period of the shares of Buyer Common Stock received by a holder of shares of Company Common Stock will include the period during which the shares of Company Common Stock surrendered in exchange therefor were held, provided the shares of Company Common Stock are a capital asset in the hands of the holder at the time of the Merger.

*  *  *

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Furthermore, our opinion does not address any federal income tax consequences of the Merger that may be relevant to a holder of shares of Company Common Stock in light of that holder’s particular status or circumstances, including, without limitation, holders that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose shares of Company Common Stock were acquired pursuant to the exercise of employee stock options, stock purchase plans, or otherwise as compensation, (ix) persons who receive shares of Buyer Common Stock other than in exchange for shares of Company Common Stock, (x) persons who hold shares of Company Common Stock as part of a hedge, straddle, constructive sale, conversion, or other risk-reduction transaction, (xi) persons who hold shares of Company Common Stock other than as capital assets, (xii) expatriates or persons

Vorys, Sater, Seymour and Pease LLP

July 17, 2013

who have a functional currency other than the U.S. dollar, (xiii) pass-through entities and investors in such entities, (xiv) traders in securities that elect to use the mark to market method of accounting, (xv) real estate investment trusts, and (xvi) regulated investment companies. We undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions “The Merger – Material U.S. Federal Income Tax Consequences of the Merger,” “The Merger Agreement – Conditions to Completion of the Merger,” and “Legal Matters.” In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Respectfully,

/s/ Vorys, Sater, Seymour and Pease LLP
VORYS, SATER, SEYMOUR AND PEASE LLP